As filed with the Securities and Exchange Commission on  October 20, 1995.

                                      Registration No. 33-_______




               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                   REGISTRATION STATEMENT ON
                            FORM S-8
                             UNDER
                   THE SECURITIES ACT OF 1933


                           USMX, INC.
     (Exact name of registrant as specified in its charter)


         Delaware                                   84-1076625
(State of other jurisdiction of                     (I.R.S. Employer
 incorporation or organization)                     Identification No.)


                 141 Union Boulevard, Suite 100
                       Lakewood, Colorado 80228
  (Address of principal executive offices, including zip code)


                         (303) 985-4665
      (Registrant's telephone number, including area code)


                           USMX, INC.
                     1987 STOCK OPTION PLAN
                    (Full title of the Plan)


                         James A. Knox
                 141 Union Boulevard, Suite 100
                    Lakewood, Colorado 80228
                         (303) 985-4665
   (Name, address and telephone number of agent for service)


                            Copy to:

                    Robert M. Bearman, Esq.
                  Bearman Talesnick & Clowdus
                    Professional Corporation
                  1200 17th Street, Suite 2600
                     Denver, Colorado 80202
                         (303) 572-6500
                CALCULATION OF REGISTRATION FEE

                                    Proposed    Proposed
Title of                            maximum     maximum
Securities        Amount            offering    aggregate   Amount of
to be             to be             price per   offering    registration
Registered        Registered(1)     Share(2)     price       fee(1)

Common Stock      800,000           $2.00       $1,600,000  $ 551.73
$.001 par value   shares


(1) Consists of 800,000 shares issuable pursuant to the Company's 1987 Stock Option Plan.

(2) Calculated based upon the last reported sale price of the Company's Common Stock on October 16, 1995 on the NASDAQ National Market System.

                 USMX, INC. STOCK OPTION PLANS

     This Registration Statement relates to 800,000 shares of common stock, $.001 par value (the "Common Stock") of USMX, Inc. (the "Company") issuable upon the exercise of stock options which have been granted or may be granted to employees of the Company and its Subsidiaries pursuant to the Company's 1987 Stock Option Plan (the "1987 Plan"). The 1987 Plan, as initially adopted effective as of May 5, 1987, reserved for issuance 400,000 shares of Common Stock. The Company previously filed a Registration Statement on Form S-8 (Registration No. 33-16195) for the 400,000 shares of Common Stock originally reserved for issuance under the 1987 Plan. Effective as of October 13, 1989, the Company increased by 400,000 (for a total of 800,000) the number of shares issuable pursuant to the 1987 Plan and filed a Registration Statement on Form S-8 (Registration No. 33-38855) for the additional 400,000 shares reserved for issuance under the 1987 Plan. Effective as of February 19, 1992, the Company increased by 400,000 (for a total of 1,200,000) the number of shares issuable pursuant to the 1987 Plan and filed a Registration Statement on Form S-8 (Registration No. 33-49392) for the additional 400,000 shares reserved for issuance under the 1987 Plan. Effective August 5, 1994, the Company increased by 800,000 (for a total of 2,000,000) the number of shares issuable pursuant to the 1987 Plan and this Registration Statement covers the additional 800,000 shares reserved for issuance under the 1987 Plan.

     Effective as of October 7, 1991, the Company adopted its Non-Discretionary Stock Option Plan (the "Non-Discretionary Plan") pursuant to which the Company may issue options to purchase up to 500,000 shares of its common stock to non-employee directors of the Company. The Company previously filed a Registration Statement on Form S-8 (Registration No. 33-49392) for the 500,000 shares of common stock reserved for issuance under the Non-Discretionary Plan.

     This Registration Statement also includes a reoffer prospectus (the "Reoffer Prospectus") which covers 676,750 shares of Common Stock which may be acquired by certain persons on the exercise of options granted to them pursuant to the 1987 Plan or the Non-Discretionary Plan. As explained above, some of the 676,750 shares covered by the Reoffer Prospectus are covered by this Registration Statement, some are covered by the Registration Statement for the 1992 increase in shares reserved for issuance under the 1987 Plan, some are covered by the Registration Statement for the shares reserved for issuance under the Non-Discretionary Plan, some are covered by the Registration Statement for the 1989 increase in shares reserved for issuance under the 1987 Plan, and some are covered by the Registration Statement for the shares initially reserved for issuance under the 1987 Plan. The portion of this Registration Statement which constitutes the Reoffer Prospectus is found at pages 1 through 13 of this Registration Statement.

PROSPECTUS

                         676,750 Shares

                           USMX, INC.

                          Common Stock




     The 676,750 shares of Common Stock of USMX, Inc. (the "Company") offered hereby consist of shares which may be acquired by certain persons by exercise of options granted by the Company to them as stated under "Selling Stockholders". None of the proceeds from the resale of such shares will be received by the Company. The Company will only receive proceeds from the exercise of the outstanding options described in "Selling Stockholders" and "Plan of Distribution".

     The Common Stock of the Company is traded on the Nasdaq Stock Market under the symbol "USMX", and on the Toronto Stock Exchange under the symbol "USM".
On October 16, 1995, the last reported sale price for the Company's Common Stock on the Nasdaq Stock Market was $2.00 per share.




     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS".



     THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.



        The date of this Prospectus is October 20, 1995.

                     ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices at 26 Federal Plaza, New York, New York 10007; and 219 South Dearborn Street, Chicago, Illinois 60604. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. Copies of the Registration Statement and exhibits are on file with the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995;

     3. The Company's Notice and Proxy Statement dated April 14, 1995, for the Company's Annual Meeting of Stockholders held on May 23, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c) and 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference, other than exhibits to such documents. Requests for such copies should be directed to the Corporate Secretary, USMX, Inc., 141 Union Boulevard, Suite 100, Lakewood, Colorado 80228, telephone (303) 985-4665.
                       TABLE OF CONTENTS

     ADDITIONAL INFORMATION ...........................       2
     INCORPORATION OF CERTAIN DOCUMENTS
      BY REFERENCE ....................................       2
     THE COMPANY ......................................       5
     RISK FACTORS .....................................       7
     SELLING STOCKHOLDERS .............................       9
     PLAN OF DISTRIBUTION .............................      12
     LEGAL MATTERS ....................................      12
     EXPERTS ..........................................      12
     INDEMNIFICATION ..................................      12

				THE COMPANY

     The Company is a Delaware corporation which engages in the exploration for, and development and operation of, precious metal properties. In addition, the Company currently is evaluating base metal situations. The Company conducts its operations directly and through various operating subsidiaries. During the first six months of 1995, the Company's principal focus was on its operations at Goldstrike Mine near St. George, Utah, and on exploration, and development of its Illinois Creek property located in Alaska; its Thunder Mountain property located in Idaho; and its Cala Abajo property located in Puerto Rico. The Company also continued its exploration efforts outside of the United States, principally in Mexico.

     At June 30, 1995, the Company had working capital of $11,231,000. Cash and cash equivalents decreased during the first six months of 1995 by $3,014,000 primarily as a result of cash invested in property, plant and equipment (principally the development of mineral properties) of $2,217,000 and cash used in operating activities of $1,166,000, partially offset by proceeds from the sale of property, plant and equipment of $414,000. Net cash used in operating activities is primarily the result of declining production from the Goldstrike Mine and reduced gold sales during the period. At June 30, 1995, the Company had on hand, 2,700 ounces of gold bullion and dore' with a market value at that date of approximately $1,037,000.

     During the first six months of 1995 the Company invested approximately $1,330,000 to further develop the Illinois Creek, Thunder Mountain, and Cala Abajo properties. The Company also invested $823,000 in exploration activities, primarily on its Mexico properties.

     During the period from June 30, 1995 to June 30, 1996, the Company anticipates investing approximately $3,500,000 in exploration and development activities, including approximately $1,000,000 in Mexico, $2,000,000 at Illinois Creek and $500,000 at Thunder Mountain. The search for precious metals properties involves high risk and the development of mining properties requires large capital outlays and a high degree of operational expertise.

     During the second quarter of 1995, the Company received final payment for the sale of its interest in the Kinsley Mountain project in Elko County, Nevada to Alta Gold Co. ("Alta"). The Company received a cash payment of $400,000 and Alta common stock with a market value of $200,000 based on the average closing price of the stock over the 30 trading days prior to issuance. The payment was in addition to cash of $400,000 and Alta common stock with a market value of $200,000 previously received. The cash proceeds and discounted value of the stock received were recorded as a reduction to the carrying value of the property on the Company's books. The carrying value of the property was reduced to zero and a $1,000 loss was recorded during the second quarter of 1995.

     In October 1992, the Government of Puerto Rico granted an Exclusive Exploration Permit to the Company's majority owned subsidiary, Southern Gold
Resources (USA), Inc. covering the Cala Abajo copper/gold deposit   Through
June 30, 1995, the Company expended approximately $1,040,000 on the Cala Abajo property. In June 1995, the Commonwealth of Puerto Rico adopted legislation which amended the island's mining law to prohibit future mining of metallic deposits by open pit methods. Although the Company is considering various strategies and responses, the effect of the mining law, as currently amended, is to render the Company's plan for development of the Caja Abajo deposit uneconomic. As a result, the Company recorded an impairment loss of $1,040,000 during the second quarter of 1995.

     The Company's principal stockholder, Pegasus Gold Inc., is the operator of the Montana Tunnels Mine located near Helena, Montana. The Company has an agreement with Pegasus pursuant to which the Company owns a net profits royalty interest in the Montana Tunnels Mine and Pegasus has a 100% working interest in the property. Pursuant to the agreement, the Company is entitled to the greater of a 5% net profits royalty interest or minimum advance royalties of $60,000 per month until certain construction, land acquisition and associated financing and other costs have been recovered by Pegasus ("Payout"). After Payout, the Company is entitled to receive a 50% net profits royalty interest. Depending on metal prices and production rates, Payout could occur at some future date. However, even if Payout is not achieved, the Company seems reasonably assured of continued income of $720,000 per year during the life of the mine. Pegasus estimates that it will continue to mine into the year 2000. During 1994, the Company received minimum annual royalties of $720,000.

     The Company's executive offices are located at 141 Union Boulevard, Suite 100, Lakewood, Colorado 80228. Its telephone number is 303-985-4665.

                          RISK FACTORS

     Prospective investors should consider the following factors in connection with an investment in the Common Stock covered by this Prospectus.

      1. Limited Operating History of the Company. The Company initially concentrated its efforts on exploration of mineral prospects and subsequent development, through agreements with other mining companies, of its properties. The Company has generated revenue from the sale of gold produced by its own mines only since 1988. Initially, the Company's strategy was to acquire attractive prospects and enter into joint venture or lease arrangements with other mining companies which would bear much of the exploration expense. Although the Company has continued this approach with respect to the exploration of certain of its properties, the Company developed several properties using its own funds, and may develop additional properties without mining partners. Although this strategy enables the Company to have a greater interest in the properties, it also increases the Company's risk. Members of the Company's management have extensive experience in development of mineral prospects but the Company has had a relatively brief period as an operating entity.

      2. Nature of Mineral Exploration and Development. The business of exploring for and developing mineral deposits, particularly gold, is highly speculative in nature, involves greater risk than many other businesses and is frequently non-productive. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedures or to commercial production processes even if proven reserves are located. In addition, once mineralization is discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metal from the ore, and in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of existing reserves. In addition, the Company's operations are subject to all the operating hazards and risks normally incident to exploring for and developing mineral properties, such as encountering unusual or unexpected geological conditions, periodic interruptions due to inclement weather conditions and environmental constraints.

      3. Unpredictability of Mineral Prices. The mineral reserves that the Company proposes to extract from its properties are principally gold and silver. Prices of gold and silver have been subject to rapid and significant fluctuations during the last few years and are affected by numerous factors beyond the Company's control, including expectations regarding inflation, the strength of the United States dollar, global and regional demand, political and economic conditions and production costs in major gold producing regions, including South Africa and the various counties which formerly comprised the Soviet Union. Demand for gold is generally lesser (and prices generally lower) during periods when the United States dollar is stronger relative to foreign currencies, during periods of relative stability and when the amount of production of gold is high relative to demand. The future operations and financial condition of the Company may be affected by mineral prices. The Company plans to continue to engage in various hedging strategies, including forward sales and options, to lessen the impact of price fluctuations, but no assurance can be given as to the success of these strategies.

      4. Government Regulations. The exploration and development of mineral prospects by the Company is subject to local, state and federal regulations regarding environmental considerations. Environmental compliance has not materially adversely affected the Company in the past; however, in the development and operation of additional mineral properties, the Company's compliance with environmental quality requirements may necessitate significant capital outlays in the future. At June 30, 1995, the Company had an estimated current liability for accrued reclamation of $369,000 and an additional $ 361,000 in estimated long term reclamation liability. Pursuant to the mining reclamation and bonding regulations of the State of Utah, Department of Natural Resources, and the Bureau of Land Management, the Company has provided reclamation surety for the Goldstrike Mine in the amount of $2,251,000. The required surety is in the form of a certificate of deposit in the amount of $1,000,000 and letters of credit in the aggregate amount of $1,251,000. Although the Company believes it conducts its activities in compliance with the various environmental regulations, and that the amounts reserved therefor are sufficient, there can be no assurances that additional significant expenditures would not be required which could have a material adverse impact on the Company.

      5. Uncertainty as to Availability of Mining Prospects in the United States. The availability of mining prospects in the United States is dependent largely upon the Company's ability to negotiate leases with property owners or locate claims pursuant to the General Mining Law of 1872. Increased governmental regulation of the location, exploration and development of mineral prospects, coupled with the increased withdrawal of public lands from mineral entry, as well as potential federal legislation to revise or replace the General Mining Law of 1872, could limit the source and availability of mineral prospects and increase the cost of those which are available.

     6. Competition. The Company is engaged primarily in the exploration for, development, and operation of precious metal properties. The Company's objective is to locate and acquire prospects that can be profitably mined by open pit or underground methods. The search for this type of deposit involves high risk and development requires relatively large capital outlays and a high degree of operational expense. In addition, the Company must compete for mineral properties with many companies, including those which are substantially larger and possess greater financial resources than the Company.


                      SELLING STOCKHOLDERS

     The 676,750 shares of Common Stock offered hereby consist of shares which may be acquired by the Selling Stockholders upon the exercise of options granted to them by the Company. The options have been granted pursuant to the Company's 1987 Stock Option Plan (the "1987 Plan") or the Company's Non-Discretionary Stock Option Plan (the "Non-Discretionary Plan").

     As initially adopted, there were 400,000 shares of Common Stock reserved under the Company's 1987 Plan. In 1989, the Company reserved an additional 400,000 shares of Common Stock for issuance pursuant to the 1987 Plan. In 1992, the Company reserved an additional 400,000 shares of Common Stock for issuance pursuant to the 1987 Plan and in 1995, the Company reserved an additional 800,000 shares of common stock for issuance under the 1987 Plan, for a total of 2,000,000 shares of Common Stock. All shares issuable upon exercise of options granted under the 1987 Plan are referred to as the "1987 Shares".
In 1991, the Company adopted the Non-Discretionary Plan and reserved 500,000 shares for issuance pursuant to the Non-Discretionary Plan (the "Non-Discretionary Shares"). The 1987 Shares and the Non-Discretionary Shares are covered by Registration Statements on Form S-8 filed by the Company with the Securities and Exchange Commission under Registration Nos. 33-16195, 33-38855 and 33-49392. Although there are certain differences in the types of options that may be granted pursuant to the 1987 Plan and the Non-Discretionary Plan, and in the tax consequences to grantees upon exercise of the options, all shares of Common Stock offered hereby are identical.

     The following table sets forth the name of each Selling Stockholder, the number of shares and the percentage of the Company's Common Stock owned as of the date of this Prospectus (including shares which may be acquired pursuant to the exercise of outstanding options), and the number of shares and the per centage owned assuming the sale of all the shares offered hereby.

                                        No. of                          No. of
                                        Shares   Percentage             Shares   Percentage
                                        Owned      Owned     Shares     Owned     Owned
                                        Before     Before    to be      After     After
Name                                   Offering   Offering   Offered    Offering  Offering
-------------------------              --------------------  -------  ----------------------
George J. Allen(1)                       32,000       0.2%    20,000     12,000     0.1%
Phillips S. Baker(2)                     48,410      31.3%    15,000  4,826,000    32.6%
Donald P. Bellum(3)                      25,000       0.2%    25,000          0     0.0%
Paul L. Blair(4)                         35,000       0.2%    35,000          0     0.0%
James A. Knox(5)                        367,232       2.4%   240,000    127,232     0.9%
Dennis L. Lance(6)                      173,734       1.1%    85,000     88,734     0.6%
Terry P. McNulty(7)                      33,000       0.2%    20,000     13,000     0.1%
Werner G.Nennecker(8)                 4,851,000      31.4%    25,000  4,826,000    32.6%
Donald E. Nilson(9)                      77,500       0.5%    55,000     22,500     0.2%
Gregory Pusey(10)                       297,274       1.9%    15,000    282,274     1.9%
Robert Scullion(11)                      21,750       0.1%    21,750          0     0.0%
Thomas M. Smagala(12)                    60,300       0.4%    45,000     15,300     0.1%
Paul B. Valenti(13)                     131,449       0.9%    75,000     56,449     0.4%
-------------------------

(1) Mr. Allen has been a director of the Company since 1990. All 20,000 shares offered by Mr. Allen hereby are Non-Discretionary Shares.

(2) Mr. Baker, who has served as a director of the Company since March 14, 1995, is an officer of Pegasus Gold Inc. ("Pegasus") and can be considered to be the beneficial owner of the 4,826,000 shares held of record by Pegasus. Accordingly, the figure opposite his name includes the 4,826,000 shares owned by Pegasus. All 15,000 shares offered by Mr. Baker hereby are Non-Discretionary Shares.

(3) Mr. Bellum has served as a director of the Company since 1992. All 25,000 shares offered by Mr. Bellum hereby are Non-Discretionary Shares.

(4) Mr. Blair is the Vice President - Operations for Latin America of the Company. All shares offered by Mr. Blair hereby are 1987 Shares.

(5) Mr. Knox has served as a director of the Company since 1985 and has been the President of the Company since June 1991. All 240,000 shares offered by Mr. Knox hereby are 1987 Shares.

(6) Mr. Lance is the Vice President-Exploration of the Company. The number of shares indicated as owned by Mr. Lance include 5,700 shares owned indirectly. All 85,000 offered by Mr. Lance hereby are 1987 Shares.

(7) Mr. McNulty has served as a director of the Company since 1990. All 20,000 shares offered by Mr. McNulty hereby are Non-Discretionary Shares.

(8) Mr. Nennecker, who has served as a director of the Company since 1992, is an officer of Pegasus and can be considered to be the beneficial owner of the 4,826,000 shares held of record by Pegasus. Accordingly, the figure opposite his name includes the 4,826,000 shares owned by Pegasus. All 25,000 shares offered by Mr. Nennecker hereby are Non-Discretionary shares.

(9) Mr. Nilson is Vice President-Finance, Chief Financial Officer and Secretary of the Company. All 55,000 shares offered by Mr. Nilson hereby are 1987 Shares.

(10) Mr. Pusey has been a director of the Company since 1979 and has served at various times as the Secretary, Treasurer and Chief Financial Officer of the Company. The number of shares indicated as owned by Mr. Pusey includes 60,836 shares owned indirectly. All 15,000 shares offered by Mr. Pusey hereby are Non-Discretionary Shares.

(11) Mr. Scullion has served as a director of the Company since 1987. All 21,750 shares offered by Mr. Scullion hereby are Non-Discretionary Shares.

(12) Mr. Smagala is Treasurer of the Company. All 45,000 shares offered by Mr. Smagala hereby are 1987 Shares.

(13) Mr. Valenti is Vice President - Operations of the Company. All 75,000 shares offered by Mr. Valenti hereby are 1987 Shares.

                      PLAN OF DISTRIBUTION

     The 676,750 shares offered hereby are being offered by certain stockholders of the Company, and not by the Company. The shares will be offered by the Selling Stockholders themselves and it is anticipated that the shares will be offered pursuant to direct sales to private persons and in open market transactions. The Selling Stockholders may offer the shares to registered broker-dealers who will be paid standard commissions or discounts by the Selling Stockholders. The Company has no agreements with brokers to sell any or all of the shares offered hereby.

     All the 676,750 shares to be offered hereby by the Selling Stockholders underlie options granted by the Company which are presently unexercised. If options to acquire all 676,750 shares are exercised, the Company will receive proceeds of $1,914,105, which proceeds will be added to the working capital of the Company.

                         LEGAL MATTERS

     Bearman Talesnick & Clowdus Professional Corporation, Denver, Colorado has acted as counsel for the Company in connection with this offering and has rendered an opinion concerning the validity of the Company's Common Stock offered hereby.

                            EXPERTS

     The financial statements of USMX, Inc. and Subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three year period ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                        INDEMNIFICATION

     Under Delaware law, a corporation must indemnify its officers, directors, employees and agents for costs incurred by them in the successful defense of an action, suit or proceeding brought by reason of their serving in positions with the corporation, including service with respect to employee benefit plans. Delaware law also permits a corporation to indemnify its officers, directors, employees and agents if the person being indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     As permitted under Delaware law, the Company's Certificate of Incorporation includes a provision eliminating or limiting the personal liability for monetary damages of the Company's directors to the Company or its stockholders for certain breaches of the directors' fiduciary duty of care. In addition, the Company's Bylaws require the Company to indemnify the Company's officers and directors to the fullest extent permitted by Delaware law, permit the Company to enter into a contract with any of its directors, officers or employees or agents which provides for indemnification rights equivalent to or greater than those provided by the Bylaws, and also permit the Company to maintain insurance protecting the Company's officers, directors, employees or agents against expense, liability or loss, whether or not the Company itself would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The Company has not entered into any such contracts or procured any officers' and directors' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            PART II

       INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of documents by reference.

     The documents listed in (a) through (d) below are incorporated by reference in the Registration Statement. All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be part thereof from the date of the filing of such documents.

          (a) Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 9, 1992 as Registration No. 33-49392.

          (b) The Registrant's latest Annual Report on Form 10-K for the year ended December 31, 1994.

          (c) The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

          (d) The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

          (e) Description of Securities contained in the Registration Statement of the predecessor of the Registrant "U.S. Minerals Exploration Company" on Form 8-A. A description of the securities based on the Registrant's current capitalization is set forth below:

     The Company is authorized to issue a total of 65,000,000 shares of $.001 par value stock. Of the 65,000,000 shares, 45,000,000 shares are Common Stock and 20,000,000 shares are Preferred Stock. As of October 16, 1995, there were 14,786,134 shares of the Company's stock issued and outstanding, all of which are shares of Common Stock.

     The holders of the shares of the Company's Common Stock are entitled to receive dividends when and as declared by the Board of Directors and to one vote for each share held of record on each matter submitted to a vote of stockholders. Stockholders are not permitted to cumulate their votes in the election of directors. Holders of shares of the Company's Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of

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all liabilities and distributions to holders of Preferred Stock.  Any additional shares of the Common Stock which may be issued in the future will have the same voting, dividend and other rights as other shares of the Common Stock and will share equally in the proceeds in the event of any liquidation of the Company.

     The Board of Directors of the Company may, by resolution, authorize the issuance of shares of the Company's Preferred Stock. The directors may issue the preferred shares from time to time in such classes or series with such rights, qualifications, limitations and restrictions as the Board determines. Accordingly, the Board of Directors may determine that any preferred shares which the Company may issue in the future may have preferential rights as to dividends, as compared to the shares of Common Stock, and a prior claim, as compared to the holders of Common Stock, in the event of any liquidation of the Company to the extent of their liquidation preference, if any. In addition, holders of shares of Preferred Stock could also be given rights to vote as a class on certain matters and to elect directors and each share could be given multiple votes.

     The foregoing statements are summaries of the rights and privileges of the holders of the Company's capital stock. They do not purport to be complete and are subject to the terms of the Delaware General Corporation Law and of the Company's Certification of Incorporation. The foregoing statements are qualified in their entirety by such references.


Item 8.  Exhibits.

      5        Opinion Regarding Legality
     23(a)     Consent of KPMG Peat Marwick LLP
     23(b)     Consent of Bearman Talesnick & Clowdus Professional
               Corporation
     24        Power of Attorney

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